[UBS GLOBAL ASSET MANAGEMENT LOGO]                   UBS Global Asset Management
                                                     One North Wacker Drive
                                                     Chicago, Illinois  60606

                                                     Mark F. Kemper
                                                     General Counsel
                                                     Tel: 312/525-7138

                                                               1933 Act Rule 477
                                                     1933 Act File No. 033-47287
                                                     1940 Act File No. 811-06637

                                 March 15, 2006

FILED VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
Judiciary Plaza-Room 5506
100 F Street, N.E.
Washington, D.C.  20549-0505

               Re:  The UBS Funds - CIK No. 0000886244
                    Request  for   Withdrawal   of  Amendment  to   Registration
                    Statement on Form N-1A
                    File Nos. 033-47287 and 811-06637

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the
"1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S.  Securities and Exchange Commission
(the  "SEC")  for  the  withdrawal  by  The  UBS  Funds  (the  "Registrant")  of
Post-Effective  Amendment  No.  49/50  (the  "Amendment")  to  its  Registration
Statement on Form N-1A, which was filed with the SEC on March 1, 2006 (Accession
Number 0001308012-06-000015).

          The  Amendment  had been  submitted  pursuant to Rule 485(a) under the
1933  Act,  solely  to add  to  the  registration  statement  of the  Registrant materials to be used in connection with a rescission offer to be made to certain shareholders  of the Class A,  Class B and  Class C shares of the UBS U.S.  Bond
Fund,  UBS High Yield Fund,  UBS U.S.  Large Cap Equity Fund, UBS U.S. Large Cap
Value Equity Fund,  UBS U.S.  Large Cap Growth Fund,  UBS U.S.  Small Cap Growth
Fund, UBS Global  Allocation  Fund, UBS Global Equity Fund, UBS Global Bond Fund
and UBS  International  Equity  Fund  series of shares  of the  Registrant  (the
"Rescission Offer").  Subsequent to the filing of the Amendment with the SEC, as the result of  discussions  our  counsel  had with the staff of the SEC,  it was determined  that the Registrant  would submit the Rescission  Offer documents as
SEC correspondence and withdraw the Amendment.

          No  securities  were sold in  connection  with the  Amendment  and the
Amendment has not become effective.

          Based upon the  foregoing,  the Registrant  respectfully  submits that such a  withdrawal  would  be  consistent  with  the  public  interest  and  the protection of investors.  The Registrant  requests that, in accordance  with the provisions of Rule 477 under the 1933 Act, the SEC accept this  application  for withdrawal of the Amendment.

          Please direct any questions or comments  relating to this filing to me at  the  above-referenced  telephone  number  or,  in my  absence,  to  Jana  L.
Cresswell, Esquire at (215) 564-8048.

                                 Sincerely,

                                 THE UBS FUNDS

                                 By:  /s/Mark F. Kemper
                                      Name: Mark F. Kemper
                                      Title: Vice President and Secretary